FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to theregistrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc: Director/PDMR Shareholding

LONDON, May 9/PRNewswire-FirstCall/ -- Royal Dutch Shell plc (NYSE: RDS.A, NYSE: RDS.B) received notice on 9th May 2006 from Lord Kerr of Kinlochard, a non-executive Director of the Company, that on 5th May 2006 he purchased 1,127 Royal Dutch Shell B shares of Euro 0.07 each at a price of GBP19.4977 per share. His total current holding is now 4,000 Royal Dutch Shell plc B shares.

Source: Royal Dutch Shell plc

Royal Dutch Shell Media Relations: +44-207-934-5963

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of1934, the registrant has duly caused this report to be signed on its behalf bythe undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 10 May 2006